Charles Divita, III
Chief Financial Officer

July 23, 2009

Mr. James B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20548

Re:       FPIC Insurance Group, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 4, 2009
Schedule 14A Filed April 15, 2009
Commission File No. 001-11983

Dear Mr. Rosenberg:

We have reviewed your letter dated July 14, 2009, and the comments contained therein with respect to the Annual Report on Form 10-K for fiscal year ended December 31, 2008 (“2008 Form 10-K”) and Schedule 14A (“2008 Proxy Statement”), of FPIC Insurance Group, Inc. (the “Company”) filed with the United States Securities and Exchange Commission (the Commission”) on March 4, 2009 and April 15, 2009, respectively.  As requested, this letter provides additional information regarding the disclosure topics upon which the Commission has commented.  We continuously strive to improve our disclosures and believe that additional disclosures addressing the recommendations contained in the Commission’s comments would be helpful to readers of our financial statements. We intend, therefore, to incorporate the disclosures provided below in future filings as indicated for each response. For convenience of reference, our responses are accompanied by a restatement of the Commission’s comments.

Schedule 14A

Executive Compensation

Compensation Discussion and Analysis

Base Salary

Annual Incentive Award, page 18

225 Water Street, Suite 1400 • Jacksonville, Florida 32202
(800) 221-2101 • (904) 360-3611 • Fax (904) 475-1159
chuck.divita@fpic.com

Mr. James B. Rosenberg
United States Securities and Exchange Commission
July 23, 2009

1.
We note your disclosure on page 17 that one of the most important factors considered by the Compensation Committee in setting executive base salaries for 2008 was the executive’s performance.  We further note your disclosure on page 18 that Mr. White’s annual incentive award was based 20% on individual performance measures.  However, your Compensation Discussion and Analysis does not disclose the individual objectives used to determine your executive officers’ base salary or Mr. White’s annual incentive award.  Please provide us with draft disclosures for your 2009 proxy statement which provides the following:

●	The performance objectives
●	Confirmation that you will discuss the achievement of the objectives; and
●	A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

Response to Comment No. 1:
We intend to incorporate as appropriate the disclosure below in our Schedule 14A (the “2009 Proxy Statement”) for the fiscal year ending December 31, 2009, which we will file on or before April 20, 2010.  We confirm that, although for confidentiality purposes we have included in our proposed disclosure neither a summary of Mr. Byers’ 2009 individual performance objectives nor a discussion of the achievement of these objectives, this information will be included in the definitive 2009 Proxy Statement.  Additionally, factual developments for the remainder of 2009 (and the actual determinations made by the Compensation Committee in establishing 2010 base salaries and determining 2009 bonus levels) may necessitate changes to the language presented below.

To be added under the caption “Base Salary”
 When considering individual performance for purposes of establishing an executive’s base salary, the Compensation Committee receives and considers a summary of the results of our annual employee appraisal, which in the case of each executive officer other than our Chief Executive Officer is performed by our Chief Executive Officer.  In the case of our Chief Executive Officer, the review is performed by the Governance Committee of the Board of Directors.  The appraisal assesses each executive’s consistency and level of proficiency at which the executive operates on a broad range of core competencies that are key to the executive’s position.  In addition, this appraisal necessarily entails a subjective assessment of the executive’s success in assisting the Company to achieve its financial and strategic goals.  In the case of Mr. Byers, the Governance Committee also establishes annual goals, evaluates his achievement of these goals, and delivers this evaluation to the Compensation Committee for consideration in establishing Mr. Byers’ compensation arrangement for the ensuing year.  For 2009, it was determined that each of Messrs. Byers, Divita and White had performed at a consistently high level of proficiency in the key aspects of their positions and that Mr. Byers had accomplished each of the goals established for him.

225 Water Street, Suite 1400 • Jacksonville, Florida 32202
(800) 221-2101 • (904) 360-3611 • Fax (904) 475-1159
chuck.divita@fpic.com

Mr. James B. Rosenberg
United States Securities and Exchange Commission
July 23, 2009

To be added under the caption “Annual Incentive Award”
As discussed above, 20 percent of Mr. White’s bonus is based on an evaluation of his individual performance during the year.  This is determined by the Compensation Committee based primarily on a subjective evaluation conducted by Mr. Byers of Mr. White’s core competencies required for Mr. White’s position and on an objective evaluation of Mr. White’s success in assisting the Company to achieve the financial and strategic goals discussed above.  For 2009 the Compensation Committee determined that Mr. White’s individual performance had entitled him to ____ percent of his 20 percent target bonus related to individual performance.

Form 10-K For The Fiscal Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Liability for Losses and LAE, page 22

2.
In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present, the impact that reasonably likely changes in severity and frequency assumptions, discussed on page 24, may have on reported results, financial position and liquidity.  Explain why management believes the scenarios quantified are reasonably likely.

Response to Comment No. 2:
We intend to incorporate the disclosures noted below in our Annual Report on Form 10-K for the fiscal year ending December 31, 2009, which we will file on or before March 16, 2010.
As noted in our 2008 Form 10-K, Critical Accounting Policies and Estimates, Liability for Losses and LAE, page 22, the primary factors affecting our estimates of ultimate reserves for insurance claims, defense, and other related costs include the following:

●	Frequency and severity trends (the numbers of claims and how much we expect to ultimately pay for such claims);

●	The timing or pattern of future payments;

●	The amount of defense costs we will pay for each claim or group of claims;

●	Frequency of claims closed with indemnity payments (the percentage of claims received that ultimately result in a loss payment versus those that are resolved and closed without a loss payment); and

●	Inflationary trends that are expected to bear on future loss and LAE payments.

225 Water Street, Suite 1400 • Jacksonville, Florida 32202
(800) 221-2101 • (904) 360-3611 • Fax (904) 475-1159
chuck.divita@fpic.com

Mr. James B. Rosenberg
United States Securities and Exchange Commission
July 23, 2009

Given the magnitude of our reserves and the characteristics noted above, even relatively small changes in our estimates for factors such as the number of claims we expect to pay or the amount we expect to ultimately pay for such claims could have a significant impact on our reserves and, correspondingly, our financial position, results of operations and cash flows. This is the case for other key assumptions as well, such as the frequency of reported claims and incidents that will ultimately close with an indemnity payment versus those that will close without an indemnity payment. Because our aggregate loss and LAE reserves are so large, this also means that virtually any change in the assumptions on which the level of our carried reserves is based could be material to our results of operations and may be material to our financial position.

The following table shows how a hypothetical 5 percent increase or decrease in a given variable would impact our net liability for losses and LAE:

	$’s in thousands
Variable	Hypothetical increase of 5 percent	Liability for Losses and LAE as of December 31, 2008 (net of reinsurance)	Hypothetical decrease of 5 percent
Average Indemnity per Claim	$430,104	419,997	409,890
Defense Costs per Claim	$430,890	419,997	409,104
Change in the Frequency of Claims Closed with an Indemnity Payment	$430,104	419,997	409,890

Any combination of these changes could have a larger impact on our reserves.  As noted in the discussion of our critical accounting policy, the independent review of our reserves plays a critical role in our overall assessment of the adequacy of our reserves.  A typical range of reasonable values for medical professional liability business is considered to be as wide as 15 percent.  Based on our historical experience, fluctuations in the variables noted above could hypothetically increase or decrease by approximately 5 percent or more and have a significant impact on our reserves and, correspondingly, our financial position, results of operations and cash flows.

Loss Reserve Development Table, page 29

3.	Please revise the ten year development table to include the line item “Gross cumulative redundancy or deficiency” for each year.

Response to Comment No. 3:
We intend to incorporate the line item “Gross cumulative redundancy or deficiency” in our ten year development table in our Annual Report on Form 10-K for the fiscal year ending December 31, 2009, which we will file on or before March 16, 2010.

225 Water Street, Suite 1400 • Jacksonville, Florida 32202
(800) 221-2101 • (904) 360-3611 • Fax (904) 475-1159
chuck.divita@fpic.com

Mr. James B. Rosenberg
United States Securities and Exchange Commission
July 23, 2009

Fair Value Measurement, page 30.

4.
If you use pricing services or brokers/dealer quotes to assist you in determining fair values, please consider revising Management’s Discussion and Analysis to explain the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements.  The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

a.	The number of quotes or prices you generally obtained per instrument and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
b.	Whether, and if so, how and why, you adjusted quotes or prices you obtained;
c.	Whether the broker/dealer quotes are binding or non-binding; and
d.
The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Response to Comment No. 4:
We intend to incorporate the disclosure provided below with regard to our pricing service and the use of broker/dealer quotes in our Quarterly Report on Form 10-Q for the quarter year ending June 30, 2009, which we will file on or before August 10, 2009.

We primarily use a single pricing service, Interactive Data Corporation (“IDC”), to value our investments that have an exchange traded price or multiple observable inputs.  In situations where IDC does not have multiple observable inputs or the ability to price a given security, we seek to price the security utilizing another pricing service or by obtaining non-binding broker/dealer quotes.

On a quarterly basis, we obtain and review the pricing methodology of our pricing service to ensure that our fair value designations are classified in accordance with SFAS 157, Fair Value Measurements.  Our pricing service provides a single price per security. We review the results of our pricing service for reasonableness each quarter by comparing market values reported on an overall portfolio basis to those obtained from our external investment manager to determine if the market value reported by our pricing service appears reasonable.  We also independently verify a sample of selected prices provided by our pricing service by tracing them to market observable data.  In addition, our investment accounting service provider provides us with an annual SAS 70 report that describes procedures surrounding the compilation and reporting of security prices obtained from our pricing service.  We may adjust the valuation of securities from the independent pricing service if we believe a security’s price does not fairly represent the market value of the investment.  For example, when market observable data is not as readily available or if the security trades in an inactive market, the valuation of financial instruments becomes more subjective and could involve substantial judgment resulting in Level 3 pricing. To date, we have not adjusted any prices supplied by our pricing service.

225 Water Street, Suite 1400 • Jacksonville, Florida 32202
(800) 221-2101 • (904) 360-3611 • Fax (904) 475-1159
chuck.divita@fpic.com

Mr. James B. Rosenberg
United States Securities and Exchange Commission
July 23, 2009

All securities priced by our pricing service using an exchange traded price are designated by us as Level 1.   We designate as Level 2 those securities not actively traded on an exchange for which our pricing service utilizes multiple verifiable observable inputs including, among other items, quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, and inputs other than quoted prices that are observable for the asset such as interest rates and yield curves.   For securities that do not have multiple observable inputs (Level 3), we do not rely on a price from our pricing service.  Our Level 3 assets, which consist principally of an investment in a non-public entity, are valued by management using net asset values.  The value of our level 3 investments approximated $0.1 million as of December 31, 2008.

Investments, page 31.

5.
We note your disclosure that gross unrealized investment losses were $24.3 million as of December 31, 2008 compared to $5.5 million as of December 31, 2007.  We also note your realized losses of $13 million for 2008, as reflected in your income statement.  Please consider that there may be a need for a risk factor if there is a reasonable probability that the company can suffer additional significant realized and unrealized losses to its investments in the future.

Response to Comment No. 5:
We evaluate risk factors on a regular basis.  Accordingly, we included the following risk factor in Item 1A.  Risk Factors, page 13 of our 2008 Form 10-K.

Our revenues and financial results may fluctuate with interest rates, investment results and developments in the securities markets.

The fair value of our investment holdings is affected by general economic conditions and changes in the financial and credit markets, and we rely on the investment income produced by our investment portfolio to contribute to our profitability.  Changes in interest rates and credit quality may result in fluctuations in the income derived from, the valuation of, and in the case of declines in credit quality, payment defaults on, our fixed-income securities.  In addition, deteriorating economic conditions could impact the value of our equity securities.  Such conditions could give rise to investment losses or the impairment of securities deemed other-than-temporary.  These changes could have a material adverse effect on our financial condition, results of operations or cash flows.  Our investment portfolio is also subject to credit and cash flow risk, including risks associated with our investments in asset-backed and mortgage-backed securities.  Because our investment portfolio is the largest component of our consolidated assets and a multiple of our shareholders’ equity, further adverse changes in economic conditions could result in additional other-than-temporary impairments that are material to our financial condition and operating results.  Such economic changes could arise from overall changes in the financial markets or specific changes to industries, companies or municipalities in which we maintain investment holdings.

225 Water Street, Suite 1400 • Jacksonville, Florida 32202
(800) 221-2101 • (904) 360-3611 • Fax (904) 475-1159
chuck.divita@fpic.com

Mr. James B. Rosenberg
United States Securities and Exchange Commission
July 23, 2009

In response to the Commission’s comment, we intend to modify the wording of this risk factor in our Quarterly Report on Form 10-Q for the quarter year ending June 30, 2009, which we will file on or before August 10, 2009.  The modification will change the sentence “Such conditions could give rise to investment losses or the impairment of securities deemed other-than-temporary.” to “Such conditions could give rise to significant realized and unrealized investment losses or the impairment of securities deemed other-than-temporary.” We believe this disclosure appropriately addresses and provides clarity around this risk factor.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Credit risk – fixed-income securities and reinsurance, page 51

6.
Please disclose the amounts of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee.  Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments by guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).  Please avoid references to weighted average ratings.

Response to Comment No. 6:
We intend to incorporate the disclosures provided below in our Quarterly Report on Form 10-Q for the quarter year ending June 30, 2009, which we will file on or before August 10, 2009.  For purposes of illustration, we have utilized information as of December 31, 2008 in our response.

As of December 31, 2008, over 99 percent of our fixed-income securities were rated by at least one of the following credit rating agencies: Moody’s Investment Services “Moody’s” or Standard & Poor’s “S&P.”  Certain of these securities contain credit enhancements in the form of a third-party guarantee from a financial guarantor.   In most cases, the underlying issuer of the fixed-income security has a credit rating from one of the above rating agencies.  The following table shows the rating of each of the securities containing such credit enhancements “with” and “without” the impact of the financial guarantor rating.

($ in thousands)	Underlying Credit Rating
	A - AAA	BBB	Below BBB	Not Rated	Total
Value of Fixed-Income Securities based on the Credit Rating of the Financial Guarantor (1)	$110,002	14,689	42	396	$125,129

Value of Fixed-Income Securities based on the Credit Rating of the Underlying Issuer (2)	$106,940	4,972	—	13,217	$125,129

(1)
The ratings noted above were determined by using the lower of the available credit ratings from S&P or Moody’s unless the underlying issuer’s stand-alone credit rating was higher than the S&P or Moody’s stated rating, in which case the underlying issuer’s stand-alone credit rating was used.

(2)	The ratings noted above were determined by using the lower of the available credit ratings from S&P or Moody’s.

225 Water Street, Suite 1400 • Jacksonville, Florida 32202
(800) 221-2101 • (904) 360-3611 • Fax (904) 475-1159
chuck.divita@fpic.com

Mr. James B. Rosenberg
United States Securities and Exchange Commission
July 23, 2009

As of December 31, 2008, we had the following concentration in indirect exposures to financial guarantors through the ownership of fixed-income securities that contain a third-party guarantee.

($ in thousands)	Value of Fixed-Income Securities Containing a Third-Party Guarantee
Financial Guarantor:	Securities with an Underlying Issuer Stand-Alone Credit Rating	Securities without an Underlying Issuer Stand-Alone Credit Rating	Total Securities Containing a Third-Party Guarantee from a Financial Guarantor
Municipal Bond Insurance Association	$47,270	6,239	$53,509
Financial Security Assurance	30,164	2,871	33,035
American Municipal Bond Assurance Corporation	16,550	2,105	18,655
Permanent School Fund	13,682	—	13,682
Financial Guaranty Insurance Company	3,209	1,667	4,876
Other guarantors	1,037	335	1,372
Total	$111,912	13,217	$125,129

We do not hold any direct exposures to a financial guarantor in our investment portfolio.

Item 15.  Exhibits and Financial Statement Schedules

Notes to the Consolidated Financial Statements

11.  Share-Based Compensation Plans, page F-32

7.
We note your disclosure on page F-32 that you maintain an employee stock purchase plan which is offered to eligible employees and executive officers.  However, you did not file this plan as an exhibit to your annual report.  Please file this agreement as an exhibit, or provide us with a legal analysis as to why this agreement need not be filed as an exhibit pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response to Comment No. 7:
Our Employee Stock Purchase Plan is qualified as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended.  In accordance with Section 423, the plan is available to all employees who are employed at the beginning of an offering period whose customary employment is 20 hours per week or more.  Also, as required by Section 423, all participants in the plan, whether management or nonmanagement, participate on the same terms, except to the extent that the amount of funds that an employee may use to purchase stock is typically limited to 10 percent of compensation (with a $25,000 maximum purchase amount applicable to all participants).

225 Water Street, Suite 1400 • Jacksonville, Florida 32202
(800) 221-2101 • (904) 360-3611 • Fax (904) 475-1159
chuck.divita@fpic.com

Mr. James B. Rosenberg
United States Securities and Exchange Commission
July 23, 2009

Accordingly, we have not filed this plan as an exhibit in reliance on Item 601(b)(10(iii)(C), which exempts from the filing requirement “[a]ny compensatory plan, contract or arrangement which pursuant to its terms is available to employees, officers or directors generally and which in operation provides for the same method of allocation of benefits between management and nonmanagement participants.”

* * * *
We acknowledge that:

●	the Company is responsible for the accuracy and adequacy of the disclosure in the our filings with the Commission;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions, please do not hesitate to contact the undersigned either by telephone, mail or e-mail.

Yours truly,

/s/ Charles Divita, III
Charles Divita, III Chief Financial Officer

Cc:       Kenneth M. Kirschner, Chairman of the Board of Directors
John K. Anderson, Jr., Chairman of the Audit Committee of the Board of Directors
John R. Byers, President and Chief Executive Officer
T. Malcolm Graham, General Counsel and Secretary
Pamela D. Harvey, Vice President and Controller
Donald R. Cameron, Partner, PricewaterhouseCoopers LLP
Rob Eddy, Senior Manager, PricewaterhouseCoopers, LLP

225 Water Street, Suite 1400 • Jacksonville, Florida 32202
(800) 221-2101 • (904) 360-3611 • Fax (904) 475-1159
chuck.divita@fpic.com